EXHIBIT 77D
for IDS Tax Exempt Bond Fund, Inc.
series IDS  Tax-Exempt Bond Fund


At the Board of Directors meetings held on October -7-8, 1998, the following investment policies were eliminated:

      The Fund will not pledge or mortgage its assets beyond 15% of total assets.

      The Fund will not invest more than 5% of its assets in securities whose issuer or grantor of principal and interest has been in operation for less than three years.

      The Fund will not invest more than 5% of its net assets in warrants.

      The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.